UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this report on Form 6-K is a copy of the press release of Frontline Ltd. (the "Company"), dated May 30, 2013 containing the presentation of the Company's first quarter 2013 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 30, 2013	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
FIRST QUARTER 2013 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $18.8 million and a loss per share attributable to the Company of $0.24 for the first quarter of 2013.
•	In January 2013, Frontline terminated the charter party for the single hull VLCC Titan Aries (ex Edinburgh) and recognized a gain of $7.6 million in the first quarter.
•	At a special general meeting of shareholders held on May 8, 2013, our shareholders approved a decrease in the par value of our ordinary shares from $2.50 to $1.00 per share effective May 14, 2013.

First Quarter 2013 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces a net loss attributable to the Company of $18.8 million, equivalent to a loss per share of $0.24, compared with a net loss  attributable to the Company of $16.6 million for the fourth quarter of 2012, equivalent to a loss per share of $0.21. The net loss attributable to the Company in the first quarter includes a gain on sale of assets and amortization of deferred gains of $9.2 million, which includes a gain of $7.6 million on the termination of the charter party for the single hull VLCC, Titan Aries, and a deferred gain of $1.8 million relating to the sale and leaseback of the VLCC DHT Eagle (ex Front Eagle). The net loss attributable to the Company in the fourth quarter included a loss on sale of assets and amortization of deferred gains of $14.9 million, which included an aggregate deferred gain of $3.7 million relating to the sale and leasebacks of the VLCC DHT Eagle and Gulf Eyadah (ex Front Shanghai) and a gain of $11.2 million on the termination of the lease for the single hull VLCC Ticen Ocean.

Following the termination of the lease on the Company's final OBO carrier, Front Guider, the results of the OBO carriers have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. The Company reports a net loss from discontinued operations of $0.5 million in the first quarter compared with a net loss from discontinued operations of $21,000 in the preceding quarter.

The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs and Suezmax tankers were $17,000 and $14,500, respectively, compared with $19,300 and $14,000, respectively, in the preceding quarter. The spot earnings for the Company's double hull VLCCs and Suezmax vessels were $14,600 and $14,500 respectively, compared with $18,500 and $14,000, respectively, in the preceding quarter.

Contingent rental expense relates to the amended charter parties with Ship Finance International Limited ("Ship Finance") and the amended charter parties for four other leased vessels and is based on the difference between the renegotiated rates and the actual TCE revenues up to the original contract rates. Contingent rental expense in the three months ended March 31, 2013 is income as the contingent rental expense relating to the four non-Ship Finance vessels is calculated quarterly on a cumulative basis over the four year period to December 31, 2015 and the accrued contingent rental expense at March 31, 2013 was lower than the accrued contingent rental expense at December 31, 2012.

Ship operating expenses decreased by $0.4 million compared with the preceding quarter primarily as a result of a decrease in running costs and a decrease in drydocking costs of $0.2 million.

Charter hire expenses decreased by $2.4 million in the first quarter compared with the preceding quarter primarily as a result of the redelivery of the Gulf Eyadah in December 2012.

Interest expense, net of capitalized interest, was $22.6 million in the first quarter of which $5.6 million relates to the Company's subsidiary Independent Tankers Corporation Limited ("ITCL").

As of March 31, 2013, the Company had total cash and cash equivalents of $109.5 million compared with $137.6 million as of December 31, 2012 and restricted cash of $71.1 million compared with $87.5 million as of December 31, 2012. Restricted cash includes $70.6 million relating to deposits in ITCL. The Company used $28.6 million in operating activities, generated $19.1 million from investment activities and repaid long term debt and capital leases by $18.6 million.

The Company estimates average total cash cost breakeven rates for the remainder of 2013 on a TCE basis for its VLCCs and Suezmax tankers of approximately $25,500 and $18,500, respectively.

Fleet Development

In December 2012, the Company agreed to an early termination of the time charter out contracts on the two OBO carriers, Front Viewer and Front Guider, and received a compensation payment in December 2012 from the charterers for loss of hire due to the early termination of $35.0 million. This amount was recorded in operating revenues in 2012 and has now been recorded in the results from discontinued operations. The Company also agreed with Ship Finance to terminate the long term charter parties for these two OBO carriers. The charter party for Front Viewer terminated in December 2012 and the charter party for the Front Guider terminated in March 2013. The Company paid $23.5 million to Ship Finance as compensation for the early termination of the charters and the estimated loss of contingent rentals relating to the two vessels. As previously advised the Company recorded in the fourth quarter a loss on termination of the lease for Front Viewer of $16.5 million and a vessel impairment loss of $14.2 million on the expected loss on termination of the lease on Front Guider in March 2013. These losses have now been recorded in the results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries and recognized a gain of $7.6 million in the first quarter of 2013.

In January 2013, BP Shipping gave twelve months notice of its intention to terminate the bareboat charter for the VLCC British Progress. Termination will take effect on February 2, 2014.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company made a net compensation payment to Ship Finance of $2.1 million for the early termination of the charter party.

In March 2013, the VLCC Ulysses (ex Phoenix Voyager) was redelivered to ITCL by Chevron and the vessel commenced trading in the spot market.

Newbuilding Program

As of March 31, 2013, the Company's newbuilding program comprised two Suezmax tankers and the Company was committed to make newbuilding installments of $87.9 million with expected payment of $50.2 million in 2013 and $37.7 million in 2014.

Corporate

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013 in "share of income (losses) from associated companies".

In April 2013 Ms. Cecile Fredriksen and Mr. Tony Curry resigned from their positions as Directors of the Company. One of the vacancies created by these departures was filled by Georgina Sousa. Mrs. Sousa joined the Company as Head of Corporate Administration in 2007. Mrs. Sousa is also a Director of Golar LNG Limited, Golden Ocean Group Limited and Frontline 2012 Ltd.

At a special general meeting of shareholders held on May 8, 2013 our shareholders approved a decrease in the par value of our ordinary shares from $2.50 to $1.00 per share effective May 14, 2013.

77,858,502 ordinary shares were outstanding as of March 31, 2013, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2013 was WS 35, representing a decrease of approximately WS 7.8 point from the fourth quarter of 2012 and a decrease of approximately WS 21 points from the first quarter of 2012. The flat rate increased by 9.1% from 2012 to 2013.

The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the first quarter of 2013 was WS 57.5, representing a decrease of three WS points from the fourth quarter of 2012 and a decrease of WS 25 points from the first quarter of 2012. The flat rate increased by 9.3% from 2012 to 2013.

Bunkers at Fujairah averaged $633/mt in the first quarter of 2013 compared to $615/mt in the fourth quarter of 2012. Bunker prices varied between a low of $606/mt on January 2nd and a high of $663/mt on February 18th.

The International Energy Agency's ("IEA") May 2013 report stated an OPEC oil production, including Iraq, of 30.5 million barrels per day (mb/d) in the first quarter of 2013. This was a decrease of 0.4 mb/d compared to the fourth quarter of 2012.

The IEA estimates that world oil demand averaged 89.8 mb/d in the first quarter of 2013, which is a decrease of 1.2 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2013 will be 90.6 mb/d, representing an increase of 0.9 percent or 0.8 mb/d from 2012.

The VLCC fleet totalled 634 vessels at the end of the first quarter of 2013, up from 622 vessels at the end of the previous quarter. 14 VLCCs were delivered during the quarter, two were removed. The order book counted 81 vessels at the end of the first quarter, unchanged from the previous quarter. The current order book represents approximately 13 percent of the VLCC fleet. According to Fearnleys, the single hull fleet is 15 vessels, two less than last quarter.

The Suezmax fleet totaled 480 vessels at the end of the first quarter, up from 468 vessels at the end of the previous quarter. 14 vessels were delivered during the first quarter whilst two were removed. The order book counted 54 vessels at the end of the first quarter, which represents approximately 11 percent of the Suezmax fleet. According to Fearnley's, the single hull fleet stands unchanged at five vessels.

Strategy and Outlook

The Board is of the opinion that the tanker market is massively oversupplied today and that it may take some time before a reasonable market balance is restored and sustained recovery of the tanker market occurs. The Board believes that such a market balance and sustained recovery of the tanker market will be dependent on the extent of phase out of existing tonnage as well as global growth conditions.

The Company's free cash position decreased from $137.6 million to $109.5 million during the first quarter and is expected to fall further in the second quarter as a consequence of the continued weak tanker market and more vessels dry docked in the second quarter than in the first quarter.

If the tanker market does not recover in the short term and no additional equity can be raised or assets sold there is a risk that Frontline will have insufficient cash to satisfy liquidity requirements and to repay the existing $225 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

Based on rates achieved so far in the second quarter, increased dry docking costs in the second quarter and the current outlook, the Board expects the operating result in the second quarter to be weaker than in the first quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 29, 2013

Questions should be directed to:
Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

 FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec
Total operating revenues	125,903	149,253	578,361
Gain on sale of assets and amortization of deferred gains	9,211	10,950	34,759
Voyage expenses and commission	70,150	57,553	269,845
Ship operating expenses	26,877	25,728	118,381
Contingent rental (income) expense	(302)	12,006	22,456
Charter hire expenses	3,973	12,117	37,465
Administrative expenses	8,431	8,324	33,906
Impairment loss on vessels	-	-	4,726
Depreciation	26,112	26,885	107,437
Total operating expenses	135,241	142,613	594,216
Net operating (loss) income	(127)	17,590	18,904
Interest income	33	20	130
Interest expense	(22,618)	(24,025)	(94,089)
Share of income (losses) from associated companies	4,681	(163)	(4)
Foreign currency exchange (loss) gain	(55)	59	84
Mark to market (loss) gain on derivatives	(585)	958	(1,725)
Gain on redemption of debt	-	4,600	4,600
Other non-operating income	282	281	1,244
Net loss before tax and noncontolling interest	(18,389)	(680)	(70,856)
Taxes	(97)	(85)	(379)
Net loss from continuing operations	(18,486)	(765)	(71,235)
Net (loss) income from discontinued operations	(549)	7,568	(12,540)
Net (loss) income	(19,035)	6,803	(83,775)
Net loss attributable to noncontrolling interest	280	372	1,021
Net (loss) income attributable to Frontline Ltd.	(18,755)	7,175	(82,754)

Basic (loss) earnings per share attributable to Frontline Ltd.	$(0.24)	$0.09	$(1.06)

Income on timecharter basis ($ per day per ship)*
VLCC	17,000	25,600	22,200
Suezmax	14,500	19,500	15,200
* Basis = Calendar days minus off-hire. Figures after
deduction of broker commission

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec
Net (loss) income	(19,035)	6,803	(83,775)
Unrealized gain from marketable securities	95	437	527
Foreign currency translation (loss) gain	(104)	75	97
Other comprehensive (loss) income	(9)	512	624
Comprehensive (loss) income	(19,044)	7,315	(83,151)
Comprehensive (loss) income attributable to Frontline Ltd.	(18,764)	7,687	(82,130)
Comprehensive loss attributable to noncontrolling interest	(280)	(372)	(1,021)
	(19,044)	7,315	(83,151)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2013 Mar 31	2012 Mar 31	2012 Dec 31
ASSETS
Short term
Cash and cash equivalents	109,495	169,511	137,603
Restricted cash	71,097	86,524	87,506
Other current assets	125,825	174,255	166,921
Long term
Newbuildings	27,624	13,270	26,913
Vessels and equipment, net	278,280	296,287	282,946
Vessels under capital lease, net	868,384	997,532	893,089
Investment in finance lease	50,784	53,032	51,374
Investment in unconsolidated subsidiaries and associated companies	51,073	27,177	40,633
Other long-term assets	1,103	1,895	1,236
Total assets	1,583,665	1,819,483	1,688,221

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	22,022	21,853	20,700
Current portion of obligations under capital lease	51,485	53,437	52,070
Other current liabilities	50,828	97,866	113,851
Long term liabilities
Long term debt	456,276	472,717	463,292
Obligations under capital lease	881,068	945,717	898,490
Other long term liabilities	9,791	6,777	8,669
Commitments and contingencies
Equity
Frontline Ltd. equity	101,001	208,993	119,675
Noncontrolling interest	11,194	12,123	11,474
Total equity	112,195	221,116	131,149
Total liabilities and equity	1,583,665	1,819,483	1,688,221

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec
OPERATING ACTIVITIES
Net (loss) income	(19,035)	6,803	(83,775)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	26,269	29,534	115,388
Unrealized foreign currency exchange (gain) loss	(81)	(5)	(3)
Gain on sale of assets and amortization of deferred gains (including securities)	(8,364)	(10,950)	(16,813)
Equity (gains) losses of associated companies	(4,681)	163	4
Impairment loss on vessels	-	-	32,042
Gain on repurchase of convertible bond debt	-	-	(4,600)
Provision for doubtful debts	133	-	5,370
Other, net	(66)	(3,881)	168
Change in operating assets and liabilities	(22,823)	(8,119)	20,793
Net cash (used in) provided by operating activities	(28,648)	13,545	68,574

INVESTING ACTIVITIES
Change in restricted cash	16,410	14,042	13,060
Additions to newbuildings, vessels and equipment	(722)	(565)	(14,503)
Finance lease payments received	498	425	1,824
Proceeds from sale of vessels and equipment	8,443	10,174	10,619
Net investment in associated companies	(5,759)	-	(13,298)
Loan repaid by (to) associated company	250	(250)	(250)
Net cash provided by (used in) investing activities	19,120	23,826	(2,548)

FINANCING ACTIVITIES
Repayment of long-term debt	(5,694)	(14,343)	(24,921)
Repayment of capital leases	(12,886)	(14,083)	(64,068)
Net cash used in financing activities	(18,580)	(28,426)	(88,989)

Net (decrease) increase in cash and cash equivalents	(28,108)	8,945	(22,963)
Cash and cash equivalents at start of period	137,603	160,566	160,566
Cash and cash equivalents at end of period	109,495	169,511	137,603

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2013 Jan-Mar	2012 Jan-Mar	2012 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	821	225,769	225,769
Stock option expense	90	322	821
Transfer to contributed surplus	-		(225,769)
Balance at end of period	911	226,091	821

CONTRIBUTED SURPLUS
Balance at beginning of period	474,129	248,360	248,360
Transfer from additional paid in capital	-	-	225,769
Balance at end of period	474,129	248,360	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,155)	(4,779)	(4,779)
Other comprehensive (loss) income	(9)	512	624
Balance at end of period	(4,164)	(4,267)	(4,155)

RETAINED DEFICIT
Balance at beginning of period	(545,766)	(463,012)	(463,012)
Net (loss) income	(18,755)	7,175	(82,754)
Balance at end of period	(564,521)	(455,837)	(545,766)

FRONTLINE LTD. EQUITY	101,001	208,993	119,675

NONCONTROLLING INTEREST
Balance at beginning of period	11,474	12,495	12,495
Net loss	(280)	(372)	(1,021)
Balance at end of period	11,194	12,123	11,474

TOTAL EQUITY	112,195	221,116	131,149

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2012.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2012.

3.      FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $1.4 million at March 31, 2013 (December 31, 2012: $1.2 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

4.      DEBT

In January 2013, the Company sold $6.8 million of the Company's Windsor Petroleum Transport Corporation 7.84% Term Notes (the "Term Notes"), with maturity in January 2021, for proceeds of $4.5 million. The discount on issuance of $2.3 million is recorded as a reduction of debt and is being amortized over the period of the term notes.

The conversion price of the Company's convertible bonds at March 31, 2013 and December 31, 2012 was $36.5567.

5.      RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013 in "share of income (losses) from associated companies".

6.	COMMITMENTS AND CONTINGENCIES

As of March 31, 2013, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $50.2 million in 2013 and $37.7 million in 2014.

7.	SUBSEQUENT EVENTS

At a special general meeting of shareholders held on May 8, 2013 our shareholders approved a decrease in the par value of our ordinary shares from $2.50 to $1.00 per share effective May 14, 2013.

In April 2013, the Company sold $1.7 million of the Company's Term Notes for proceeds of $1.0 million.

In May 2013, the Company sold $8.5 million of the Company's Term Notes for proceeds of $5.2 million.